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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of DECEMBER, 2000
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                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
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[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
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Description of document filed:  AMVESCAP PLC Purchases County Investment
                                Management

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AMVESCAP PLC
258308
EMBARGOED UNTIL 07:30 20 DECEMBER 2000
PLEASE CONFIRM RELEASE
MICHAEL S PERMAN TEL: 020 7454 3942


              AMVESCAP PLC PURCHASES COUNTY INVESTMENT MANAGEMENT

December 20, 2000 --- London --- AMVESCAP PLC (NYSE: AVZ) today announced that it has entered into an agreement to purchase County Investment Management from National Australia Bank for approximately (pound sterling) 41 million. This comprises a minimum price of (pound sterling) 33 million and an adjustment of approximately (pound sterling) 8 million based on revenue retention. The acquisition is subject to regulatory approval in Australia and is expected to close early in 2001.

"The purchase of County gives us the opportunity to fully participate in one of the world's fastest growing pension markets," said Mr. Charles Brady, chairman and chief executive officer of AMVESCAP. "This acquisition dramatically expands our position in Australia, consistent with our stated goal of building a leading position in all of the world's major financial markets."

INVESCO began in Australia in 1982 and has offices in Sydney and Melbourne to provide client service expertise to Australasian investors.

County is a leading Australian institutional asset manager with approximately A$ 14.1 billion (US$ 7.6 billion) in funds under management at 30 November 2000. The company, formed in 1985, ranks in the top 15 Australian investment managers. It provides a diversified range of products across all major asset classes to a broad client base including corporate and industry superannuation (pension) funds, master trusts, public authorities, charities and individuals.

AMVESCAP is one of the world's largest independent investment managers, operating under the AIM and INVESCO brand names. AMVESCAP offers a broad array of investment products and services to institutions and individuals across all distribution channels. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

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For further information, contact
Doug Kidd      (1) 404-479-2922

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
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                                                (Registrant)

Date  20th December 2000                   By /s/ MICHAEL S. PERMAN
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                                                   (Signature)

                                              Michael S. Perman
                                              Company Secretary